Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Six Months Ended June 30, 2023

Cautionary Note Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements”. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs, and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate.

Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our ability to raise capital through the issuance of additional securities;

●	our planned level of revenues and capital expenditures;

●	our belief that our existing cash and cash equivalents and short-term bank deposits, as of June 30, 2023, will be sufficient to fund our operations through the next twelve months;

●	our ability to market and sell our products;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our plans to collaborate, or statements regarding the ongoing collaborations, with partner companies;

●	our ability to maintain our relationships with suppliers, manufacturers, and other partners;

●	our ability to maintain or protect the validity of our intellectual property;

●	our ability to retain key executive members;

●	our ability to internally develop and protect new inventions and intellectual property;

●	our ability to expose and educate the industry about the use of our products;

●	our expectations regarding our tax classifications;

●	how long we will qualify as an emerging growth company or a foreign private issuer; and

●	interpretations of current laws and the passages of future laws.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2022, or our Annual Report, which is on file with the Securities and Exchange Commission, or the SEC, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

Introduction

Unless indicated otherwise by the context, all references in this report to “Maris-tech”, “Maris”, the “Company”, “we”, “us” or “our” are to Maris-tech Ltd. When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below:

●	“dollars” or “$” means United States dollars; and

●	“NIS” means New Israeli Shekels.

You should read the following discussion and analysis in conjunction with our unaudited consolidated financial statements for the six months ended June 30, 2023 and notes thereto, and together with our audited consolidated financial statements for the year ended December 31, 2022 and notes thereto filed with the SEC as part of our Annual Report.

Overview

We are a business-to-business approach, or B2B, provider of intelligent video transmission technology with artificial intelligence, or AI, acceleration for edge platforms, using high-end digital video, audio and wireless communication technologies. We design, develop, manufacture and commercially sell miniature intelligent video and audio surveillance and communication systems with AI acceleration , which are offered as products and solutions for the professional as well as the civilian and home security markets. Our products and solutions are sold as off the shelf, standalone and ready to use products, or as customized components that meet our customers’ requirements and integrate into their systems and products. Our customers include companies operating in the drone, robotic, defense, homeland security, or HLS, intelligence gathering, autonomous vehicle, smart city and aerospace and new space markets.

Comparison of the Period Ended June 30, 2023 and 2023

Results of Operations

The following table summarizes our results of operations for the periods presented.

	Period Ended June 30,
U.S. dollars	2023	2022
Revenues	$473,853	$967,925
Cost of revenues	$644,480	$651,149
Gross profit (loss)	$(170,627)	$316,776
Research and development expenses, net	$441,015	$650,404
Sales and marketing	$317,729	$454,208
General and administrative	$1,496,137	$1,502,406
Loss from operations	$(2,425,508)	$(2,290,242)
Financial income, net	$161,481	$16,542
Net loss	$(2,264,027)	$(2,273,700)

Revenues

Our revenues for the period ended June 30, 2023 were $473,853, representing a decrease of $494,072, or 51%, compared to $967,925 for the period ended June 30, 2022. The decrease is primarily attributable to postponed shipments of products to customers after the balance sheet date due to delays in the supply of component parts from our suppliers.

Cost of Revenues

Our cost of revenues for the period ended June 30, 2023 was $644,480, representing a decrease of $6,669 or 1%, compared to $651,149 for the period ended June 30, 2022. The decrease was primarily due to a decrease in salary costs of certain employees and other costs, partially offset by an increase in direct materials and production costs.

Gross Profit (loss)

Our gross profit (loss) for the period ended June 30, 2023 was $(170,627), representing a decrease of $487,403, or 154%, compared to $316,776 for the period ended June 30, 2022. The decrease was primarily due to a decrease in our revenues while cost of revenues remained almost the same compared to the period ended June 30, 2022.

Research and Development Expenses, net

Our research and development expenses, net for the period ended June 30, 2023 were $441,015, representing a decrease of $209,389, or 32%, compared to $650,404 for the period ended June 30, 2022. The decrease was primarily due to grants received from the Israel Innovation Authority that reduced our research and development expenses.

Sales and Marketing Expenses

Our sales and marketing expenses totaled $317,729 for the period June 30, 2023, a decrease of $136,479, or 30% compared to $454,208 for the period ended June 30, 2022. The decrease is mainly attributable to a decrease in investor relation costs and a decrease in salary costs attributed to sales and marketing expenses, partially offset by an increase in costs associated with exhibitions of our products.

General and Administrative Expenses

Our general and administrative expenses totaled $1,496,137 for the period ended June 30, 2023, a decrease of $6,269, compared to $1,502,406 for the period ended June 30, 2022. The decrease is mainly attributable to a decrease in insurance costs and professional services expenses, partially offset by an increase in doubtful allowance and salary costs of the Company’s management.

Operating Loss

As a result of the foregoing, our operating loss for the period ended June 30, 2023 was $2,425,508, compared to an operating loss of $2,290,242 for the period ended June 30, 2022, a decrease of $135,266 or 6%.

Financial Expense and Income

Financial expense and income consist of bank fees and other transactional costs, exchange rate differences, interest on our bank deposits and the revaluation of outstanding warrants to purchase ordinary shares, no par value per share, or Ordinary Shares.

We recognized net financial income of $161,481 for the period ended June 30, 2023, compared to net financial expenses of $16,542 for the period ended June 30, 2022. The change was primarily attributable to an increase in interest from bank deposits.

Total Loss

As a result of the foregoing, our total loss for the period ended June 30, 2023 was $2,264,027, compared to $2,273,700 for the period ended June 30, 2022, a decrease of $9,673 or 0.5%.

Liquidity and Capital Resources

Overview

Since our inception we have funded our operations principally from bank loans, issuance of Ordinary Shares, approximately $1,500,000 from the issuance of preferred shares and warrants to purchase Ordinary Shares, approximately $17,800,000, before deducting underwriting discounts and commissions and before offering expenses, in our initial public offering, or IPO, and $1,088,250 from long-term loans from shareholders. We have incurred losses and generated negative cash flows from operations since our inception.

As of June 30, 2023 and December 31, 2022, we had working capital of $7,854,768 and $10,442,953, respectively; an accumulated deficit of $10,456,554 and $8,192,527, respectively; and negative cash flow from operating activity of $2,250,995 and $2,949,778, respectively. We anticipate that such losses will continue until our new products reach commercial profitability. If we are unable to successfully commercialize our product candidates and reach profitability or obtain sufficient future financing through debt or issuance of equity, we will be required to delay some of our planned research and development programs.

Our backlog as of July 1, 2023 was approximately $10,335,928. As of September 29, 2023, our backlog was approximately $9,426,420, part of which is expected to be delivered and be recognized as revenues by the end of 2023, and the remainder during 2024 and 2025. Our backlog increased significantly compared to previous years. We define backlog as the accumulation of all pending orders with a later fulfillment date for which revenue has not been recognized and we consider valid. Part of our backlog is comprised of executed purchase orders from customers with which we have had long-standing relationships and governmental agencies. The increase in backlog and sales is a result of the Company’s products reaching maturity and validation among our customers. We estimate that such backlog and sales will continue to grow in the coming years. However, because revenue will not be recognized until we have fulfilled our obligations to a customer, there may be a significant amount of time between executing an agreement or purchase order with a customer and delivery of the product to the customer and revenue recognition. In addition, backlog is not necessarily indicative of future earnings (see “Item 3.D. Risk Factors - Risks Related to Our Business, Industry, Operations and Financial Condition – Amounts included in backlog may not result in actual revenue and are an uncertain indicator of our future earnings” in our Annual Report for further information).

As of June 30, 2023, our cash and cash equivalents and our short-term bank deposit were $6,861,362. We expect that our existing cash and cash equivalents and our short-term bank deposit as of June 30, 2023 will be sufficient to fund our current operations and satisfy our obligations for the next twelve months. Accordingly, the financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business. Our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

The table below summarizes our cash flows for the periods indicated.

	For the period Ended June 30,
U.S. dollars	2023	2022
Net cash used in operating activities	$(2,250,995)	$(2,949,778)
Net cash provided by (used in) investing activities	3,929,959	(11,086,918)
Net cash provided by financing activities	119,536	14,368,024
Net increase in cash and cash equivalents	$1,556,428	$331,328

Operating Activities

Cash used in operating activities mainly consists of our net loss adjusted for certain non-cash items, including share-based compensation, depreciation expenses and changes in operating assets and liabilities during each period.

Net cash used in operating activities was $2,250,995 during the period ended June 30, 2023, compared to net cash used in operating activities of $2,949,778 for the period ended June 30, 2022. The increase in net cash used in operating activities was primarily attributable to a decrease in our trade receivables, net, partially offset by an increase in inventories and decrease in trade payables.

Investing Activities

Net cash used by investing activities was $3,929,959 for the period ended June 30, 2023, as compared to net cash used in investing activities of $11,086,918 for the period ended June 30, 2022. The decrease is mainly due to the release of short term bank deposits in a total amount of approximately $4,000,000.

Financing Activities

Net cash provided by financing activities was $119,536 for the period ended June 30, 2023, as compared to net cash provided by financing activities of $14,368,024 for the period ended June 30, 2022. The decrease is mainly attributable to the issuance of Ordinary Shares and warrants in the IPO during the first half of 2022.

Financial Arrangements

Since our inception, we have financed our operations primarily through proceeds from sales of Ordinary Shares, Preferred Shares, warrants, credit lines and long-term loans from banks and shareholders.

During the period ended June 30, 2023, the Company did not receive long term loans from banks.

Since our inception, Israel Bar, our Chief Executive Officer, a director and our largest shareholder, and Joseph Gottlieb, our other director and second largest shareholder, have provided loans to us in an aggregate amount of NIS 7,513,887 (approximately $2,282,364), or the Shareholders Loan.

On March 24, 2021, we issued an aggregate of 489,812 Preferred Shares to the March 2021 Investors for aggregate gross proceeds of $1,500,000 pursuant to the March 2021 SPA. Following the completion of the IPO, all Preferred Shares were automatically converted into 489,812 Ordinary Shares.

The March 2021 Investors also received warrants to purchase up to an aggregate of 489,812 Ordinary Shares. Such warrants are exercisable until March 24, 2026, at an exercise price of $6.1248 per Ordinary Share.

On May 9, 2021, we entered into a loan facility agreement, or, as amended on June 30, 2021, the Loan Facility Agreement, effective as of January 1, 2021, with Israel Bar, our Chief Executive Officer, director and our largest shareholder, and Joseph Gottlieb, another director and our second largest shareholder. Pursuant to the Loan Facility Agreement, the outstanding amount under the Shareholders Loan, to be paid to Mr. Bar in a total amount of NIS 2,459,958.88 (approximately $770,879) and to Mr. Gottlieb, in a total amount of NIS 1,296,985.55 (approximately $393,962), bear no interest and shall be due and payable in 24 equal monthly payments, commencing on the second anniversary following the IPO. Pursuant to the Loan Facility Agreement, if an initial public offering is not completed by December 31, 2021, then the outstanding amount shall be repaid pursuant to the available free cash (as defined in the Loan Facility Agreement) of the Company, taking into account expected expenditures in the three months following partial or full payment, and in any event not prior to December 31, 2022. We also agreed to reimburse Mr. Bar and Mr. Gottlieb for any costs and expenses incurred in connection with the enforcement of the Loan Facility Agreement, if required. On March 2, 2023, we entered into an amendment, or the Amendment, to the Loan Facility Agreement, pursuant to which we (i) amended the repayment terms set in the Loan Facility Agreement to provide that the amounts outstanding under the Loan Facility Agreement shall be due and payable in 24 equal monthly payments, commencing on February 4, 2024, subject to the availability of available free cash (as defined in the Amendment) of the Company and (ii) clarified that the total amount due to Mr. Gottlieb under the Loan Agreement is NIS 1,020,347 (approximately $317,371). The total outstanding amount under the Loan Facility Agreement after giving effect to the Amendment was NIS 3,480,305.88 (approximately $1,088,250).

On June 16, 2021, we executed a credit line, providing us with a line of credit, or the Credit Line, in the aggregate amount of up to NIS 400,000 (approximately $121,501) from Bank Mizrahi Tefahot, to be utilized from time to time. As of June 30, 2023 and September [26], 2023, we did not utilize the Credit Line.

We have also issued several debentures, including: (i) a debenture issued on September 8, 2020 to Bank Leumi for all outstanding and future funds as well as all considerations, fruits, incomes and rights, at Company’s bank account in Bank Leumi up to the amount of NIS 300,000 (approximately $90,917); and (ii) a debenture issued on July 6, 2021 to Bank Mizrahi Tefahot to guarantee Company’s credit and all funds and deposits in Company account up to the amount of NIS 200,000 (approximately $60,611).

On December 23, 2021, we entered into a loan agreement with Yaad Consulting and Management Services (1995) Ltd., one of our minority shareholders, pursuant to which it loaned to the Company $200,000, at an annual interest rate equal to 4% and such loan with any accrued interest is due and payable (i) in full two business days following the receipt of funds in Israel from the closing of an initial public offering of the Company or (ii) if no initial public offering is closed by December 31, 2024, in three (3) equal annual installments beginning January 1, 2025. The loan was repaid in full in February 2022.

During February and May 2022, we repaid our liabilities to banks and one of our shareholders, Yaad Consulting and Management Services (1995) Ltd., in the total amount of approximately $1,355,093. As a result, personal guarantees, debenture and collateral securing certain of those loans were released.

On February 4, 2022, we closed the IPO of (i) 3,690,477 Units, each consisting of one Ordinary Shares, and one warrant to purchase one ordinary share, and (ii) 10,000 Pre-Funded Units, each consisting of one Pre-Funded Warrants to one ordinary share and one Warrant, to those purchasers whose purchase of Units in the IPO would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or 9.99% in certain circumstances) of the outstanding Ordinary Shares immediately following the consummation of the IPO. The Units were sold at an IPO price of $4.20 per Unit and the Pre-Funded Units were sold at an IPO price of $4.199 per Pre-Funded Unit. The Warrants have an exercise price of $5.25 per Ordinary Share and may be exercised until February 4, 2027 and the Pre-Funded Warrants have an exercise price of $0.001 per Ordinary Share. In addition, the Company also issued and sold 65,247 Ordinary Shares at a price of $4.199, 478,324 Pre-Funded Warrants at a price of $4.198 per Pre-Funded Warrant and 543,571 Warrants at a price of $0.001 per Warrant pursuant to the partial exercise of the over-allotment option and issued 488,324 Ordinary Shares pursuant to the exercise of the 488,324 Pre-Funded Warrants issued in the IPO at an exercise price of $0.001 per Ordinary Share. In connection with the IPO (including over-allotment and Pre-Funded Warrant exercises), the Company issued and sold 4,244,048 Ordinary Shares and Warrants to purchase up to 4,244,048 Ordinary Shares and received aggregate gross proceeds of $17,789,380, before deducting underwriting discounts and commissions and before offering expenses. The Ordinary Shares and Warrants were approved for listing on the Nasdaq Capital Market and commenced trading under the symbol “MTEK” and “MTEKW”, respectively, on February 2, 2022.

Critical Accounting Estimates

We describe our significant accounting policies more fully in Note 2 to our unaudited consolidated financial statements for the six months ended June 30, 2023. There have been no material changes to our critical accounting policies since we filed our Annual Report other than as described in Note 2 to our unaudited consolidated financial statements for the six months ended June 30, 2023.

The discussion and analysis of our financial condition and results of operations is based on our financial statements, which we prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate such estimates and judgments, including those described in greater detail below. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.